UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,507,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,507,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,507,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 31.3 million shares of Common Stock of the Issuer outstanding as of January 8, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 222,222
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 31.3 million shares of Common Stock of the Issuer outstanding as of January 8, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,729,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 31.3 million shares of Common Stock of the Issuer outstanding as of January 8, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,729,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon approximately 31.3 million shares of Common Stock of the Issuer outstanding as of January 8, 2018, as reported to the Reporting Persons by the Issuer.

CUSIP No. 58549G 100

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”) and the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1” and, collectively with the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety:

(a)	This Schedule 13D is jointly filed by the following persons:

i.	Vatera Healthcare Partners LLC (“Vatera Healthcare”), a Delaware limited liability company;

ii.	VHPM Holdings LLC (“VHPM”), a Delaware limited liability company;

iii.	Vatera Holdings LLC (“Vatera Holdings”), a Delaware limited liability company and the manager of Vatera Healthcare and VHPM; and

iv.	Kevin Ferro, a United States citizen and the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.” Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 8, 2018, a copy of which is attached as Exhibit 6 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b)	The principal business address of the Reporting Persons is 499 Park Ave, 23rd Floor, New York, NY 10022.

(c)	The principal business of Vatera Healthcare is acting as a shareholder of the Issuer and certain other healthcare-related portfolio companies. The principal business of VHPM is acting as a shareholder of the Issuer. The principal business of Vatera Holdings is serving as the manager of Vatera Healthcare, VHPM and Vatera Investment Partners LLC.

Mr. Ferro serves as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings and may be deemed to control the Reporting Persons. Mr. Ferro also serves as a director and non-executive Chairman of the Issuer’s Board of Directors. Other than Mr. Ferro, there are no persons who serve in the capacity of an executive officer, manager or director of the Reporting Persons.

(d)	None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)	See Item 2(a) above for the citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The response to Item 4 is incorporated herein by reference. The source of funds for the acquisitions of the shares of Common Stock by each of Vatera Healthcare and VHPM pursuant to the Equity Commitment Letter was from working capital of Vatera Healthcare and VHPM, respectively.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On January 5, 2018, the Issuer consummated the transactions contemplated by the Purchase Agreement with MedCo, pursuant to which the Issuer acquired the capital stock of certain subsidiaries of MedCo and certain other assets related to MedCo’s infectious disease business unit.

Pursuant to and in accordance with the terms of the Equity Commitment Letter with the Issuer, on January 5, 2018, concurrent with the closing of the transactions contemplated by the Purchase Agreement, Vatera Healthcare purchased 1,777,778 shares of Common Stock for an aggregate purchase price of $24,000,000, or $13.50 per share, and VHPM, as an assignee of Vatera Healthcare under the Equity Commitment Letter, purchased 222,222 shares of Common Stock for an aggregate purchase price of $3,000,000, or $13.50 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The beneficial ownership percentages for the Reporting Persons described in this Amendment are based on 6,729,459 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger, 1,777,778 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Equity Commitment Letter, 222,222 shares of Common Stock acquired directly by VHPM pursuant to the Equity Commitment Letter and approximately 31.3 million shares of Common Stock outstanding as of January 8, 2018, as reported to the Reporting Persons by the Issuer. The deemed beneficial ownership of Vatera Holdings and Mr. Ferro constitutes approximately 27.9% of the Common Stock of the Issuer outstanding as of January 8, 2018; the ownership of Vatera Healthcare constitutes approximately 27.2% of the Common Stock of the Issuer outstanding as of January 8, 2018; and the ownership of VHPM constitutes approximately 0.7% of the Common Stock of the Issuer outstanding as of January 8, 2018.

(b)	Vatera Healthcare directly holds, and has voting and dispositive power over, 8,507,237 of the Shares. VHPM directly holds, and has voting and dispositive power over, 222,222 of the Shares. Vatera Holdings, as the manager of Vatera Healthcare and VHPM, has voting and dispositive power over all of the Shares. Mr. Ferro, as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings, has voting and dispositive power over all of the Shares. Other than for the purposes of Rule 13d-3 of the Act, each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, as applicable.

(c)	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock since the filing of the Original Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibit 6:

Exhibit Number	Description

6.	Joint Filing Agreement, dated as of January 8, 2018, by and among the Reporting Persons.

CUSIP No. 58549G 100

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated January 8, 2018

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro